

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

December 1, 2009

Via U.S. Mail and Fax (561-491-4184)
Mr. Michael Matte
Chief Financial Officer
Quepasa Corporation
224 Datura Street, Ste. 1100
West Palm Beach, FL 33401

> **RE: Quepasa Corporation**
> **Form 10-K for the fiscal year ended December 31, 2008**
> **Filed March 31, 2009**
>
> **Form 10-Q for the quarterly period ended September 30, 2009**
> **File No. 1-33105**

Dear Mr. Matte:

  We have reviewed your filing and have the following comments. We have asked you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may or may not raise additional comments.

  Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

Note 5 – Long-tem Debt, page F-15

1. We note that In October 2006, you entered into a series of transactions with MATT Inc, which culminated in the issuance of 1,000,000 shares of common stock to MATT Inc for proceeds of $10,000,000 pursuant to a private placement of your equity securities. In addition, you agreed to develop, operate, and host a website for the Organization, which was formed and controlled by MATT Inc., and provide it with all necessary support

services to operate the website through October 2016. We note that you recorded the issuance of the 1,000,000 shares to MATT Inc as an equity transaction in your December 31, 2006 financial statements. We note that in December 2007, you recorded a liability in the amount of $7,250,562 to recognize your future obligations to the Organization under the terms of the CSMA and reduced equity for the same amount. We note that you established a reasonable estimate of the long-term debt based on the present value calculation of the expected payout of $1,200,000 per year. As you indicate in Note 5 you accounted for the issuance of the 1,000,000 shares and the CSMA agreement as a financing transaction. In addition, we note that in June 2008, you entered into a termination agreement with the Organization terminating the CSMA. As a result, you recognized a gain on the extinguishment of the long-term debt of $5,056,052. In order to better understand the accounting you afforded to these transactions, provide us with a detail explanation of the following:

- The business rationale for the issuance of the 1,000,000 million shares for proceeds of $10 million to MATT Inc. and for entering into the CSMA with the Organization. Tell us whether these two transactions were simultaneously negotiated. Tell us whether you and the investor were related parties prior to these transactions. Tell us the ownership percentage of the investor (and related parties) in Quepasa Corporation after consummation of the transaction.

- Tell us of the nature of the consideration you gave the investor and the investor gave you as part of the negotiations to enter into the $10 million private placement and the CSMA. Tell us how you considered the effect of the considerations exchanged in your accounting.

- Tell us if you were required under any circumstances to return the investor the $10 million proceeds you received from the issuance of the shares of your common stock to the investor.

- Explain to us how you determined the reasonableness of the estimate of the long-term debt based on an expected payout of $1,200,000 per year.

- We note in the Form 8-K filed on June 30, 2008 your disclosure stating that the termination of the CSMA agreement with MATTF eliminated future sponsorship obligations for which you had recorded $7,556,052 of liabilities as of June 30, 2008. This results in the company meeting the shareholders' equity listing requirement as of June 30, 2008. Tell us the business reasons why the investor agreed to the termination of your future sponsorship obligations under the CSMA agreement. Addressing the relevant accounting literature, tell us why, instead of recognized a gain on extinguishment of long-term debt, you did not recognize the effect of the termination agreement as a contribution of equity from the investor to meet your listing requirements.

- Tell us the status of the development of the website at the date of the termination agreement of the CSMA. Tell us whether the development and operation of the web site will continue after the termination of the agreement and who will fund its future development and operating costs.

Note 8 – Series A Preferred Stock, page F-17

2.   Refer to the Series A Preferred Stock issued on June 30, 2008. Tell us the consideration given to SFAS 133 and EITF 00-19 in determining whether you are required to bifurcate the conversion feature. In this regard provide us an analysis of the various terms of the preferred stock and how those factors were considered in making the determination that the preferred stock is more akin to equity than to debt. Further, tell us if the Series A Preferred Stock is redeemable. If the Series A Preferred Stock is redeemable, tell us the terms of the redemption feature.

Form 10-Q for the Quarterly Periods Ended September 30, 2009

General

3.   We note that on page 4 in Condensed Consolidated Statement of Changes in Stockholders' Equity and on page 5 in the Condensed Consolidated Statements of Cash Flows you state that the vesting of stock options for compensation for the nine months ended September 30, 2009 was $3,948,254. We also note that on page 14 you state that stock-based compensation expense for the vesting of options was $5,397,150 for the nine months ended September 30, 2009. In addition on page 22 you state that stock based compensation expense was $4,119,774 for the nine months ended September 30, 2009. Please clarify and reconcile the different values disclosed for stock based compensation for the nine months ended September 30, 2009.

Note 8 – Stock-Based Compensation, page 12

4.   We note that you use the simplified method to estimate the term of employee stock options. We also note based on page 14 that on July 8, 2009, the board of directors authorized the re-pricing of 5,751,937 existing stock options to a new exercise price of $1.00 per share in order to provide incentive for certain key employees. The re-pricing is also subject to meeting performance standards set by your Chief Executive Officer. Tell us how you considered SAB 107 and SAB 110 in determining that your stock options are eligible for the use of the simplified method. Tell us why you believe these options would be "plain vanilla," as discussed in accounting literature.

*   *   *   *

Please respond to these comments through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Inessa Kessman, Senior Staff Accountant, at (202) 551-3371 or Ivette Leon, Assistant Chief Accountant at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director